SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number: 001-14278

QUILMES INDUSTRIAL (QUINSA),
SOCIÉTÉ ANONYME
(Translation of registrant’s name into English)

84, GRAND RUE L-1660 LUXEMBOURG,
GRAND-DUCHY OF LUXEMBOURG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

QUILMES INDUSTRIAL (QUINSA), S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES 2005 SECOND HALF AND FULL YEAR RESULTS”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUILMES INDUSTRIAL (QUINSA), S.A.

Date: February 27, 2006	By:	/s/ Agustin Garcia Mansilla

	Name:	Agustin Garcia Mansilla
	Title:	Chief Executive Officer

Quilmes Industrial S.A.

84 Grand-Rue • Luxembourg
Tel: +352.473.884 • Fax: +352.226.056

CONTACT:

Francis Cressall
Quilmes Industrial (Quinsa) S.A.
+5411-4349-1846
FOR IMMEDIATE RELEASE

QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES
2005 SECOND HALF AND FULL YEAR RESULTS

LUXEMBOURG – FEBRUARY 27, 2006 -- Quilmes Industrial (Quinsa) S.A. (NYSE:LQU) (“Quinsa” or the “Company”) today announced its results for the six months and full year ended December 31, 2005.

The Company is listed on the Luxembourg Stock Exchange and is therefore required by the European Commission to fully comply with International Financial Reporting Standards (“IFRS”) as of January 1, 2005. As a result, the Company’s primary accounting principles will no longer be Luxembourg GAAP.

The captions where differences between both accounting conventions are most significant are Tangible Fixed Assets, Intangible Assets and Deferred Income Taxes. Also, under Luxembourg GAAP, repurchased own shares were accounted for at cost and classified as financial assets, while under IFRS they are reported as a separate component of shareholders’ equity.

The Company has included “Normalized Operating Profit” and “Normalized EBITDA” captions in its Profit and Loss Statement that reflect the actual performance of the business before the sale of fixed assets and management’s bonus pool. Figures for 2004 have been restated to comply with IFRS and to allow for comparisons with figures for 2005.

As a result of the change in accounting standards, net profit after tax was approximately US$ 16 million more for full year 2005 than it would have been under the Luxembourg GAAP.

Highlights – second half 2005

•

Normalized EBITDA increased 49.6% to US$ 212.7 million for the period. This allowed the Company to post record normalized EBITDA and EBITDA margin figures for the full year, of US$ 385.0 million and 40.3%, respectively.

•	Beer sales volumes increased 6.2% to 8.7 million hectoliters.
•	Soft drink sales volumes increased 28.9% to 4.8 million hectoliters.
•	Net profit after tax increased 86.2% to US$ 75.6 million, or US$ 0.697 per share for the second half and 62.5% to US$ 129.5 million, or US$ 1.195 per share, for the full year 2005.

Quilmes Industrial (Quinsa)  S.A.
Page Two  --  February 27, 2006

Financial review – Second half 2005

Beer volume sales increased to 8,682,000 hectoliters from 8,171,000 hectoliters a year earlier, due to improvements in all of the Company’s markets and particularly in Chile, Bolivia and Paraguay. Volumes for soft drinks increased 29% to 4,764,000 hectoliters, reflecting very strong performances in both Argentina and Uruguay.

Domestic volume breakdown (thousands of hectoliters)

	Six months to		Twelve months to

	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004

Argentina beer	5,589	5,421	10,821	10,396
Argentina CSD, and other beverages	4,550	3,544	8,155	6,490
Bolivia	1,299	1,205	2,299	2,129
Chile	331	204	550	379
Paraguay beer	1,051	968	2,040	1,836
Uruguay beer	381	334	673	584
Uruguay (CSD&W)	213	152	376	281
Interco. sales, net of exports	32	38	83	50

TOTAL	13,446	11,866	24,997	22,145

Net sales increased approximately 27% to US$ 528.3 million, from US$ 415.1 million in the second half 2004. This was principally the result of higher average prices for beer measured in dollar terms, particularly in Argentina and Paraguay, and for soft drinks in Argentina. Local currency prices, on the other hand, were virtually flat in real terms (i.e. compared to inflation) in all of our markets except Paraguay, where they were slightly positive.

An increase in soft drink volumes in both Argentina and Uruguay, and in beer volumes, particularly in Chile, Argentina and Bolivia, also contributed to the improvement in revenues. The following is a breakdown of sales by business:

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Quilmes Industrial (Quinsa)  S.A.
Page Three  --  February 27, 2006

Revenues breakdown (millions of dollars)

	Six months to		Twelve months to

	December 31, 2005	December 31, 2004	December31, 2005	December 31, 2004

Argentina beer (incl. agribusiness)	222.9	183.9	416.1	345.4
Argentina CSD, and other beverages	128.4	90.8	227.4	167.9
Bolivia	71.5	61.9	125.1	108.0
Chile	22.5	12.2	35.6	23.0
Paraguay beer	59.4	48.3	108.5	90.6
Uruguay beer	21.9	16.3	37.7	27.4
Uruguay (CSD&W)	8.1	5.2	14.3	9.3
Other (net)	(6.4)	(3.5)	(10.4)	(6.4)

TOTAL	528.3	415.1	954.3	765.2

Gross profit increased to US$ 307.9 million from US$ 223.8 million a year earlier. This was largely the result of higher volume sales in all of the Company’s markets and also price increases, particularly in the Argentine beer and soft drink businesses and in Paraguay. Also contributing to the increase in gross profit were continuing cost reductions and improvements to the Company’s industrial efficiency. Partially offsetting these improvements were certain cost increases, such as: (i) labor, that increased 30% principally due to increased costs in Argentina, (ii) utility rates, as energy costs increased 25% mostly as a result of increases in Argentina, and (iii) PET for the soft drinks businesses. The following is a breakdown of industrial costs for the second halves of 2005 and 2004:

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Quilmes Industrial (Quinsa)  S.A.
Page Four  --  February 27, 2006

Gross margin was 58.3% compared to 53.9% for the second half of 2004, although the latter included a one-time charge related to barley inventories. Barring the one-time effect of the barley charge, gross margin would have been 55.8% in 2004. The significant improvement in gross margin was the  result of larger volume sales and improved pricing, both of which helped dilute fixed costs, as well as improvements to the Company’s industrial efficiency.

Selling and marketing expenses increased 26% to US$ 109.6 million, largely as a result of the increase in volumes and also higher freight costs, particularly in Argentina, related to increases in labor and fuel costs. Further, expenses increased significantly in Chile as a result of the launching of the Brahma brand in September 2005. Advertising expenses increased approximately 17%, and represented approximately 7% of consolidated sales. Overall, selling and marketing expenses remained virtually flat as a percentage of sales, at 20.7%.

Administrative and general expenses increased 15% to US$ 21.7 million, principally as a result of increased personnel costs in Argentina and Uruguay, although they declined to 4.1% as a percentage of sales, compared to 4.5% for the second half of 2004.

Other operating income (loss) improved from (US$ 16.9) million to (US$ 9.0) million. Contributing to this improvement were a decline in severance payments and a significant decline in restructuring expenses, principally in Argentina, Bolivia and Uruguay.

As a result of these variations, normalized operating profit for the second half of 2005 increased to US$ 160.4 million, from US$ 94.5 million for the same period in 2004. Normalized EBITDA increased approximately 50% to US$ 212.7 million, from US$ 142.2 million in 2004. Consolidated normalized EBITDA margin was 40.3%, compared to 34.3% for the previous year.

The net charge for the sale of fixed assets and management’s bonus pool declined to US$ 7.3 million from US$ 9.9 million in 2004, principally due to higher income from the sale of fixed assets in Argentina during the second half 2005. Operating profit after these expenses was US$ 153.1 million for the second half of 2005, compared to US$ 84.6 million for the same period in 2004.

Net interest expense increased to US$ 21.1 million, from US$ 15.1 million in the second half of 2004. This was principally the result of a higher net debt position, which included the raising of US$ 150 million in international capital markets by the Company’s Argentine subsidiary, Cervecería Quilmes S.A. in March 2005. The debt raised throughout 2005 was principally used to finance the acquisition of the Company’s own shares and the acquisition of 5.32% in its subsidiary, Quilmes International (Bermuda) Ltd., from Beverage Associates Corporation. A higher turnover in Argentina and Bolivia, where taxes are imposed on bank account movements, led to an increase in these taxes which also contributed to the higher interest expense. Exchange rate loss for the second half of 2005 was US$ 2.0 million, principally due to the depreciation of the Argentine peso and the Uruguayan peso relative to the US dollar since June 2005.

Other income (expense) net, was (US$ 3.0) million in 2005, compared to (US$ 3.1) million in 2004.

The charge for income tax increased to US$ 35.2 million in 2005, from US$ 9.0 million in 2004. This was due to a higher Net profit Before Tax and also to tax adjustments that resulted from the conversion to IFRS.

Net profit after tax increased 86% to US$ 75.6 million, compared to US$ 40.6 million in 2004. Net profit per share increased to US$ 0.697, compared to US$ 0.360 the previous year.

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Quilmes Industrial (Quinsa)  S.A.
Page Five  --  February 27, 2006

Capital expenditures, excluding acquisitions, reached US$ 80.6 million during the second half of 2005 and US$ 52.4 million for the same period in 2004. Approximately 13% of these investments were related to the increase in capacity at the malting plant in Argentina and the new glass bottle plant in Paraguay. A further 21% of investments were related to the acquisition of bottles and crates. Other industrial initiatives included the installation of a new bottling line for soft drinks in Argentina, a filling line for cans in Uruguay, a new bottling line for non-returnable bottles in Paraguay, and an increase in production capacity also in Paraguay, among many other projects.

Financial Review – Fiscal Year 2005

For the twelve months ended December 31, 2005 beer volumes increased 7.1% to 16,465,000 hectoliters, reflecting strong volume growth in all of our markets. Beer volume growth was particularly strong in Argentina, Bolivia and Paraguay. Chile also experienced very significant volume growth following the launch of the Brahma brand in September 2005 while Uruguay posted the second largest increase, in percentage terms, across the Company. Soft drink volumes increased 26.0% to 8,532,000 hectoliters as a result of continued market growth in Argentina, and of a very strong recovery in Uruguay.

Net sales were US$ 954.3 million compared to US$ 765.2 million for the same period in 2004. This was principally the result of higher pricing, particularly in Argentina. Also contributing to the increase in revenues were the higher volumes in every market.

Gross profit for full year 2005 was US$ 550.1 million, a 33% increase on the US$ 414.1 million of 2004. This was principally the result of a substantial increase in revenues, and also of cost savings due to improvements in industrial efficiency. These improvements allowed the Company to absorb increases in the cost of certain raw materials and inputs such as resin for PET bottles, labor and energy. Gross margin for 2005 fiscal year was 57.6%, compared to 54.1% in 2004. Excluding the one-time charge related to barley inventories which is mentioned above, gross margin for 2004 would have been 55.0%.

Selling and marketing expenses increased 23.2% to US$ 196.4 million from US$ 159.4 million a year earlier, reflecting an increase in volumes and higher freight and labor costs, particularly in Argentina. Administrative expenses increased to US$ 40.6 million from US$ 36.4 million in 2004, principally as a result of an increase in personnel-related costs in Argentina.

Other operating income (loss) improved from (US$ 21.5) million to (US$ 12.9) million. Contributing to this improvement were a decline in severance payments and a significant decline in restructuring expenses, principally in Argentina, Bolivia and Uruguay.

Normalized operating profit for the year 2005 was US$ 286.3million, compared to US$ 183.0million in 2004.

The net charge for the sale of fixed assets and management’s bonus pool declined to US$ 9.8 million from US$ 10.5 million in 2004. This was the result of higher income from the sale of fixed assets in Argentina, which was partially offset by an increase in management’s bonus pool, in turn the result of the Company’s improved financial performance. Operating profit after these expenses was US$ 276.5 million for 2005, compared to US$ 172.5 million for 2004.

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Quilmes Industrial (Quinsa)  S.A.
Page Six  --  February 27, 2006

Net interest expense increased to US$ 38.0 million, compared to US$ 28.6 million for the year 2004. This was a result of a higher net debt position, which included the raising of US$ 150 million in international capital markets by the Company’s Argentine subsidiary, Cervecería Quilmes S.A. in March 2005. The debt raised throughout 2005 was principally used to finance the acquisition of the Company’s own shares and the acquisition of 5.32% in its subsidiary, Quilmes International (Bermuda) Ltd., from Beverage Associates Corporation. A higher turnover in Argentina and Bolivia, where taxes are imposed on bank account movements, led to an increase in these taxes which also contributed to the higher interest expense. The exchange rate loss for 2005 was US$ 2.1 million, compared to a loss of US$ 1.9 million last year. This was the result of a depreciation of the Paraguayan guaraní, and to a lesser extent, of the Chilean and Uruguayan peso. These offset the results of currency appreciations in Argentina and Bolivia.

Other income (expense) was (US$ 2.8) million in 2005, compared to (US$ 3.4) million in 2004.

Net profit after tax for 2005 was US$ 129.5 million, or US$ 1.195 per share, compared to US$ 79.7 million, or US$ 0.706 per share for 2004.

Total shareholders’ equity increased to US$ 473.0 million from US$ 436.0 million in 2004. This increase was due to the net profit for the period, which was partially offset by the repurchase of own shares and dividends. Minority interest declined to US$ 78.8 million as of December 31, 2005 from US$ 135.3 million as of December 31, 2004, as a consequence of the acquisition of 5.32% in Quilmes International (Bermuda) Ltd. (“QIB”) from Beverage Associates Corporation. Goodwill increased from US$ 262.1 in 2004 to US$ 330.8 million principally due to the acquisition of QIB shares. The Company’s net debt position - total bank debt net of cash and short-term investments - was US$ 187.2 million as of December 31, 2005, compared to US$ 142.3 million a year earlier. The increase in net debt was principally related to the acquisition QIB and the repurchase of own shares. Long term debt portion of total bank debt was US$ 295.5 million, compared to US$ 257.7 million a year earlier.

MARKETS

ARGENTINA:
Beer: Total volume sales, including exports, increased 4% compared to the second half 2004, reaching 5.7 million hectoliters. The Company’s market share reached 78.6% for the full year, according to Nielsen.

The Company continued strengthening its brand portfolio, providing advertising support for all of its brands. This included new television campaigns for its flagship Quilmes brand, the latest of which was extremely well received and has already won several advertising awards. Quinsa also continued with its strategy of developing its presence in the premium segment of the market. In line with this objective, and after the successful launch of the Stella Artois long-neck bottle in November 2004, the Company introduced a liter bottle for the brand during the fourth quarter 2005. It also developed a new advertisement for its other premium brand, Iguana. As a result of these actions, the Company is already a leader in the segment, with a market share of 46.8% for December 2005, according to Nielsen.

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Quilmes Industrial (Quinsa)  S.A.
Page Seven  --  February 27, 2006

In line with the Company’s vertical integration strategy, capacity at the Tres Arroyos malting plant is being doubled. This will allow Quinsa to supply its businesses with all of their malting requirements and to produce excess malt for exporting, principally to Brazil. The first stage of this project, which has expanded original capacity by one third, has already been completed. The balance of the additional capacity will become fully operational in May 2006.  Total investments in this project will have reached US$ 25.0 million once it is completed.

Net revenues increased 21% to US$ 215.6 million for the second half of 2005 compared to US$ 177.8 million in 2004. This improvement largely reflects price increases introduced during the year to match consumer price inflation, in the context of a relative stable exchange rate. This led to a 17% increase in average pricing for the second half 2005, compared to the second half 2004, measured in dollars. Higher volumes also contributed to the increase in revenues.

The combination of higher revenues and strong cost controls resulted in a much improved financial performance. Thus, despite significant increases in freight, in turn the result of larger sales and higher unitary costs, and in the cost of industrial labor, EBITDA increased to US$ 104.2 million for the second half 2005, compared to US$ 79.8 million for 2004, while EBITDA margin was 48.3%.

Operating Highlights

	2 H 2005	2 H 2004	FY 2005	FY 2004

Total volumes (hectoliters) (“)	5,693,000	5,475,000	10,996,000	10,480,000
Net revenues (US$ mm) (*)	215.6	177.8	401.9	335.7
Operating profit (US$ mm) (*)	80.2	53.1	153.9	106.0
Normalized EBITDA (US$ mm) (*)	104.2	79.8	197.9	152.6
Normalized EBITDA margin (*)	48.3%	44.9%	49.2%	45.4%

(“) These figures include exports and inter-company sales.
(*) Excludes agribusiness

Soft Drinks: Volumes for soft drinks and other beverages increased 28.4% to 4,550,000 hectoliters, compared to the second half of 2004. This remarkable performance was the result of both market expansion and market share growth. Also, during the last quarter of 2005, the Company incorporated the Pepsi license to sell soft drinks in the last remaining region it did not already operate, in the northwestern part of the country. This region represents an estimated 11% of Pepsi’s total sales in the country. Quinsa achieved a total market share of 19.6% and, more importantly, a 29.5% of the A-brand segment for the full year 2005, which compares to 28.3% in 2004. Market share growth was achieved as a result of several factors, including a strong performance of the Pepsi brand, expanded distribution of the 1.25-liter returnable glass bottle and an improved performance of the Company’s distributors in the soft drinks category.

In terms of its marketing and promotional activities, the October 2005 Pepsi Music rock festival in Buenos Aires was hugely successful, since it was attended by more than 160,000 people and it received massive media coverage.

The Company continued to rely on modern and innovative introductions to support the success of its business. During the second half of the year it introduced H2Oh!, a lightly carbonated, calorie free flavored beverage that is marketed under the umbrella of the 7-Up brand. This introduction has been extremely successful, and already accounted for 12% of its market segment in December 2005.

Volume sales performance has been so consistently solid that the Company has had to invest in two bottling lines, one in Mendoza and another in Buenos Aires.

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Quilmes Industrial (Quinsa)  S.A.
Page Eight – February 27, 2006

Net sales were US$ 128.5 million, compared to US$ 90.8 million in the second half of 2004.  This was due to both higher volume sales and price increases introduced over the past twelve months. In fact, average prices were approximately 10% higher than for the same period in 2004, measured in dollar terms.

Regarding the business’ financial performance, production costs increased slightly during the second half of 2004 as the cost of concentrate (which is a function of selling prices), resin for PET bottles and cans all increased. Higher revenues, however, offset these effects, allowing for a remarkable 188% increase in EBITDA, to US$ 19.3 million.

Operating Highlights

	2 H 2005	2 H 2004	FY 2005	FY 2004

Total volumes (SD&W, and functional beverages - in hl)	4,550,000	3,544,000	8,155,000	6,490,000
Net revenues (US$ mm)	128.5	90.8	227.5	167.9
Operating profit (US$ mm)	8.9	(2.3)	13.2	(0.8)
Normalized EBITDA (US$ mm)	19.3	6.7	32.6	17.1
Normalized EBITDA margin	15.0%	7.4%	14.3%	10.2%

BOLIVIA:

Domestic volume sales increased 7.8% during the second half of 2005, reaching 1,299,000 hectoliters compared to 1,205,000 hectoliters for the same period in 2004. This performance reflects strong market growth, since market share was stable.

The Company continued to focus on enhancing the brand equity of its portfolio, introducing innovative packaging and limited edition bottles for its principal brands, and on strengthening its distribution network.

Net revenues increased 16.2% to US$ 71.9 million, as a result of the increase in both volumes and average prices. The latter increased approximately 8% as a result of regional price increases introduced to keep pace with inflation, and of improvements in the value chain.

The Company continued to focus on cost reductions, as fixed cash costs (excluding advertising) continued to decline. These were 3% lower for full year 2005 than they were for 2004. It has also completed minor capacity expansions in both Santa Cruz and La Paz, in order to better cater for the strong demand.

As a result of these actions, EBITDA increased to US$ 42.2 million from US$ 32.9 million a year earlier.

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Quilmes Industrial (Quinsa)  S.A.
Page Nine – February 27, 2006

Operating Highlights

	2 H 2005	2 H 2004	FY 2005	FY 2004

Total volumes (hectoliters) (*)	1,316,000	1,215,000	2,326,000	2,143,000
Net revenues (US$ mm)	71.9	61.9	125.7	108.0
Operating profit (US$ mm)	34.1	27.0	57.4	43.1
Normalized EBITDA (US$ mm)	42.2	32.9	73.3	57.6
Normalized EBITDA margin	58.7%	53.2%	58.3%	53.3%

(*) Includes exports and inter-company sales

CHILE:

Quinsa’s domestic beer volumes increased a remarkable 62.2% to 331,000 hectoliters from 204,000 last year. This was the result of the very good performance of the Company’s established brands and the introduction of the Brahma brand in September 2005. Market share has increased to 15.5% in December, according to Nielsen, which is 4 percentage points higher than it was a year earlier. Thus, the Brahma brand achieved a market share of 4%, according to Nielsen, while the rest of the portfolio held its ground and maintained its share.

Net revenues increased to US$ 22.5 million, compared to US$ 12.2 million last year as a result of the higher volume sales. Also contributing to this increase was an appreciation  of the Chilean peso, that resulted in average prices for the second half of 2005 being approximately 14% higher than in 2004, measured in dollar terms.

Higher commercial costs, related to the launch of Brahma, and higher fixed costs resulting from an upgrade of the entire organization to better face increasing levels of competition, both offset the effect of higher prices and revenues. This was not fully reflected in the EBITDA figure for the second half 2005 which was significantly benefited by an appreciation of the local currency, thus increasing to US$ 0.9 million from US$ 0.1 million in 2004. The EBITDA figure for the full year, however, was US$ 0.1 million compared to US$ 0.9 million the previous year.

Operating Highlights

	2 H 2005	2 H 2004	FY 2005	FY 2004

Total volumes (hectoliters) (*)	331,000	205,000	550,000	380,000
Net revenues (US$ mm)	22.5	12.2	35.6	23.0
Operating loss (US$ mm)	(0.9)	(0.6)	(2.7)	(0.8)
Normalized EBITDA (US$ mm)	0.9	0.1	0.1	0.9
Normalized EBITDA margin	4.1%	1.2%	0.2%	3.8%

(*) Includes exports and inter-company sales

PARAGUAY:

Quinsa continued to experience the recovery that had started during the fourth quarter of 2003, with volumes increasing 8.6% to 1,051,000 hectoliters for the second half of 2004, compared to 968,000 hectoliters for 2004. Average pricing increased approximately 13% in dollar terms as a result of local price increases introduced in anticipation of projected inflation, a better brand mix and improvements in the value chain.

Solid demand has led the Company to increase capacity slightly by switching to a high-gravity fermentation process.

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Quilmes Industrial (Quinsa)  S.A.
Page Ten – February 27, 2006

Net revenues increased 23.0% to US$ 59.4 million, principally as a result of higher volume sales and improvements in terms of the value chain. The second half continues to reflect the success of our cost control culture, as administrative expenses declined 14% compared to 2004. These effects resulted in a 26.3% increase in EBITDA, to US$ 34.6 million.

The Company has completed the construction of a new 100-ton/day, glass bottle production facility on schedule and on budget. The plant is already in its testing period, which is expected to conclude shortly in order to commence production in earnest. Once fully operational, it will have the potential to supply up to 25% of Quinsa’s regional needs.

Operating Highlights (beer business)

	2 H 2005	2 H 2004	FY 2005	FY 2004

Total volumes (hectoliters)	1,051,000	968,000	2,040,000	1,836,000
Net revenues (US$ mm)	59.4	48.3	108.5	90.6
Operating profit (US$ mm)	32.4	25.7	56.7	44.5
Normalized EBITDA (US$ mm)	34.6	27.4	62.3	51.4
Normalized EBITDA margin	58.2%	56.8%	57.4%	56.7%

URUGUAY:

Beer:  Domestic beer volume sales have consistently been posting solid growth. For the second half of 2005, they increased 14.1% compared to 2004, reaching 381,000 hectoliters.  The Company has followed a conservative price policy over the past three years, to the extent that the retail price of its flagship brand, Pilsen, has not increased since the end of 2002. This strategy has resulted in remarkable growth for the beer market, particularly in the context of a healthy economy. Remarkably, though, despite this policy average prices increased 19% for the period, as a consequence of an appreciation of the peso, improvements in the margin pool and a better brand mix.

The Company completed a series of marketing initiatives during the second half of 2005, including the re-launching of the premium Zillertal brand.

Soft Drinks:  Domestic soft drink volumes also posted strong growth, reaching 213,000 hectoliters compared to 152,000 hectoliters for the second half of 2004.  The soft drinks business has benefited from the introduction of the 1.25-liter glass returnable bottle, which already accounts for 29% of the business’ sales. Market share has increased from 12.8% to 15.7% for the second halves of 2004 and 2005, respectively. Exports of soft drinks were 79,000 and 80,000 hectoliters during the second half and full year 2005, respectively. These represented exports of the H2Oh! brand to Argentina, until production started in that country.

The Company also completed the reorganization of its distribution network. During 2004 it had concentrated on distribution in Montevideo, while during 2005 the focus was on the interior of the country.  This should result in reductions in the cost of distribution, as drop-sizes increase and improvements are made to the value chain.

In terms of industrial investments, the beer business has increased capacity by switching to a high-gravity process. It has also installed the first canning line in the country. The line was imported from our business in Bolivia. Prior to this investment, cans were filled in Argentina and imported.

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Quilmes Industrial (Quinsa)  S.A.
Page Eleven – February 27, 2006

Net revenues increased to US$ 30.0 million compared to US$ 21.5 million last year, principally due to the increase in volumes and beer prices.  Despite the impressive increase in volumes for both the soft drink and beer businesses, fixed cash costs (excluding advertising) declined in local currency,  compared to 2004.

The increase in volumes and revenues combined with strict cost controls have allowed the business to post a very significant improvement in EBITDA, reaching US$ 10.5 million during the second half of 2005, compared to US$ 3.9 million in 2004.

Operating Highlights

	2 H 2005	2 H 2004	FY 2005	FY 2004

Total volumes (beer, hectoliters) (*)	387,000	342,000	683,000	593,000
Total volumes (CSD&W, hectoliters)	292,000	152,000	456,000	281,000
Net revenues (US$ mm)	30.0	21.5	52.0	36.7
Operating profit (US$ mm)	9.0	3.0	14.4	6.2
Normalized EBITDA (US$ mm)	10.5	3.9	17.8	8.1
Normalized EBITDA margin	35.1%	18.3%	34.2%	22.1%

(*) Includes exports and inter-company sales

OTHER MATTERS

Share buy-back programs: The balance of the Company’s own shares held in Treasury as of the date of this release is the following:

Class A shares	17,081,163
Class B shares	1,843,349

Shares outstanding, net of Treasury stock, are:

Class A shares	614,691,530
Class B shares	46,924,892

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Quilmes Industrial (Quinsa)  S.A.
Page Twelve – February 27, 2006

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company that controls 93% of Quilmes International (Bermuda) (“QIB”). The remaining stake is held by Companhia de Bebidas das Americas – AmBev (“AmBev”).

Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay and have a presence in Chile. Further, pursuant to the Company’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell in Argentina, Bolivia, Chile, Paraguay and Uruguay the AmBev brands. Similarly, under the agreements AmBev may produce and distribute Quinsa’s brands in Brazil.

The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in both Argentina and Uruguay.

Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa’s American Depositary Shares, representing the Company’s B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa’s web address: www.Quinsa.com

-more-
- Statistical Tables Follow -

Quilmes Industrial (Quinsa)  S.A.
Page Thirteen – February 27, 2006

Quilmes Industrial (Quinsa) S.A.
UNAUDITED CONSOLIDATED PROFIT AND LOSS STATEMENT SUMMARY
(U.S. Dollars in millions, except per share amounts)

	Six months ended Dec. 31st,		Twelve months ended Dec. 31st,

	2005	2004	2005	2004

Net sales	528.3	415.1	954.3	765.2
Cost of goods sold	(220.5)	(191.3)	(404.2)	(351.1)

Gross profit	307.8	223.8	550.1	414.1
Selling and marketing expenses	(109.6)	(86.7)	(196.4)	(159.4)
Administrative and general expenses	(21.7)	(18.8)	(40.6)	(36.4)
Goodwill amortization	(7.1)	(6.9)	(13.9)	(13.8)
Other operating income (loss)	(9.0)	(16.9)	(12.9)	(21.5)

Normalized operating profit	160.4	94.5	286.3	183.0
Sale of fixed assets and management bonus	(7.3)	(9.9)	(9.8)	(10.5)
Operating profit	153.1	84.6	276.5	172.5
Interest income	4.3	5.1	9.6	8.1
Interest expense	(25.4)	(20.2)	(47.6)	(36.7)
Exchange rate gain (loss)	(2.0)	(3.1)	(2.1)	(1.9)
Other income (expense) (net)	(3.0)	(3.1)	(2.8)	(3.4)

Earnings (losses) before taxes & minority interest	127.0	63.3	233.6	138.6
Income taxes	(35.2)	(9.0)	(73.9)	(36.0)
Minority interest	(16.2)	(13.7)	(30.2)	(22.9)

Net income (loss)	75.6	40.6	129.5	79.7
Net income (loss) per share(*)	0.697	0.360	1.195	0.706
Net income (loss) per ADR(*)	1.395	0.720	2.389	1.413
Depreciation and amortization	52.3	47.7	98.8	96.5
Normalized EBITDA	212.7	142,2	385.0	279.5
Normalized EBITDA margin	40.3%	34.3%	40.3%	36.5%
EBITDA	205.4	132.3	375.2	269.0

(*) Net income per share has been calculated on the basis of Actual Shares Outstanding at the end of each relevant period, net of shares repurchased by the Company. Actual Shares Outstanding are the sum of: (i) all Class B shares, and (ii) all Class A shares divided by ten, reflecting this Class’ claim on dividends and assets. As calculated in this way, the number of net shares outstanding were 108,394,045 and 112,827,310  as of December 31, 2005 and December 31, 2004, respectively. Net income per ADR is calculated on the basis of two net shares outstanding per ADR.

Quilmes Industrial (Quinsa)  S.A.
Page Fourteen  --  February 27, 2006

Quilmes Industrial (Quinsa)  S.A.
UNAUDITED GEOGRAPHIC INFORMATION - SUMMARY
(U. S. Dollars in millions)

	Six months ended December 31st,		Twelve months ended December 31st,

	2005	2004	2005	2004

NET SALES
Argentina (beer & agribs.)	222.9	183.9	416.1	345.4
Argentina (CSD & other)	128.4	90.8	227.4	167.9
Bolivia	71.5	61.9	125.1	108.0
Chile	22.5	12.2	35.6	23.0
Paraguay (beer)	59.4	48.3	108.5	90.6
Uruguay	30.0	21.5	52.0	36.7
Interarea sales and other adjustments	(6.4)	(3.5)	(10.4)	(6.4)

Total	528.3	415.1	954.3	765.2

	Six months ended December 31st,		Twelve months ended December 31st,

	2005	2004	2005	2004

EBITDA
Argentina (beer 6 agribs.)	106.7	74.4	203.4	149.5
Argentina (CSD & other)	19.3	6.7	32.6	17.1
Bolivia	42.2	32.9	73.3	57.6
Chile	0.9	0.1	0.1	0.9
Paraguay (beer)	34.6	27.4	62.3	51.4
Uruguay	10.5	3.9	17.8	8.1
Other	(1.5)	(3.2)	(4.5)	(5.1)

Total	212.7	142.2	385.0	279.5

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Quilmes Industrial (Quinsa)  S.A.
Page Fifteen  --  February 27, 2006

Quilmes Industrial (Quinsa)  S.A.
UNAUDITED CONSOLIDATED BALANCE SHEET - SUMMARY
(U. S. Dollars in millions)

	As of December 31st,

	2005	2004

ASSETS
Cash, Cash Equivalents and Government Securities	164.0	120.6
Inventories	103.6	85.6
Accounts receivable	55.6	45.7
Other Current Assets	53.5	26.2

Total Current Assets	376.7	278.1
Property, Plant and Equipment, Net	612.7	583.8
Goodwill	330.8	262.1
Long term cash investments	42.8	101.4
Other Assets	50.5	81.3

Total Assets	1,413.5	1,306.7
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-Term Bank Debt	98.5	106.6
Long-Term Bank Debt	295.5	257.7
Other Liabilities	467.7	371.1

Total Liabilities	861.7	735.4
Minority Interest	78.8	135.3
Shareholders’ Equity	473.0	436.0

Total Liabilities and Shareholders Equity	1413.5	1,306.7